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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (AMENDMENT NO. 6)

                           GENERAL MOTORS CORPORATION
                                (Name of Issuer)

                              COMMON STOCK CLASS H
                         (Title of Class of Securities)

                                    370442832
                                 (CUSIP Number)

                                DECEMBER 22, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

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CUSIP NO. 370442832                     13G             PAGE 2 OF 5 PAGES

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  (a)      U.S. TRUST CORPORATION ID NO. 13-2927955
                  (b)      UNITED STATES TRUST COMPANY OF NEW YORK ID NO.
                           13-5459866

         U.S. Trust Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. Correspondingly, neither entity shares with the other either any information and/or power with respect to either the voting and/or disposition of the securities reported by each.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) -
                                                                           (b) -

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3        SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

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                             5        SOLE VOTING POWER

                                             See p. 4, Item 5
             NUMBER OF       ---------------------------------------------------
              SHARES         6        SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                        See 5
               EACH          ---------------------------------------------------
             REPORTING       7        SOLE DISPOSITIVE POWER
              PERSON
               WITH                          See 5
                             ---------------------------------------------------
                             8        SHARED DISPOSITIVE POWER

                                             See 5
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                See 5

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                           [ ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                See 5

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12       TYPE OF REPORTING PERSON*

         1(a) HC
         1(b) BK

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*SEE INSTRUCTIONS BEFORE FILLING OUT
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ITEM 1(a).     NAME OF ISSUER:

               General Motors Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               300 Renaissance Center
               Detroit, Michigan 48625-3000

ITEM 2(a).     NAME OF PERSON FILLING:

               U.S. TRUST CORPORATION ID NO. 13-2927955
               UNITED STATES TRUST COMPANY OF NEW YORK ID NO. 13-5459866

               U.S. Trust Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. Correspondingly, neither entity shares with the other either any information and/or power with respect to either the voting and/or disposition of the securities reported by each.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               114 W.47th Street
               New York, New York 10036

ITEM 2(c).     CITIZENSHIP:

               United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock Class II

ITEM 2(e).     CUSIP NUMBER:

               370442832

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILLING IS A:

               WITH RESPECT TO U.S. TRUST CORPORATION:

               (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b)     Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

               (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

               (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(j).

                                   PAGE 3 OF 5
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         WITH RESPECT TO UNITED STATES TRUST COMPANY OF NEW YORK:

         (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section 240.13d-1
         (b)(l)(ii)(E).

         (f) [ ] An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(l)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(l)(ii)(G).

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ] Group, in accordance with section 240.13d-1(b)(l)(ii)(J).

ITEM 4.  OWNERSHIP: SEE ITEM 5, FOLLOWING

         (a)      Amount beneficially owned:

         (b)      Percent of Class:

         (c)      Number of Shares as to which such persons have:

                  (i)      Sole power to vote or direct the vote:

                  (ii)     Shared power to vote or direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv) Shared power to dispose or to direct the disposition of:

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

                                  PAGE 4 OF 5
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                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Date: January 9, 2004

                               /s/ Joseph A. Tricarico
                               -------------------------------------------------
                               Joseph A. Tricarico
                               Authorized Agent/Vice President and Trust Counsel

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